June 28, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-7010

Re: Amendment to Company’s 20-F filing dated March 19, 2007

Please be advised that the Company is currently preparing an amendment to its 20-F filing dated March 19, 2007.  The Company will file the amendment by July 9, 2007.  Should circumstances change, the Company will update this notice at the earliest possible opportunity.

Best regards,

/s/  Patrick Groening

Patrick Groening

Chief Financial Officer

Strathmore Minerals Corp.

Corporate Head Office

Wyoming Office

New Mexico Office

700 – 1620 Dickson Ave.

213 W Main Suite F

4001 Office Court Dr. Ste. 602

Kelowna, BC Canada V1Y 9Y2

Riverton, WY  82501

Santa Fe, NM  87507

Phone:

250-868-8445

Phone:

307-856-8080

Phone:

505-474-6646

Fax:

250-868-8493

Fax:

307-856-8084

Fax:

505-474-6066

Toll Free: 1-800-647-3303

Toll Free: 1-800-647-3303

Toll Free: 1-800-647-3303

E-mail: info@strathmoreminerals.com                     Website: www.strathmoreminerals.com